FORM RW

PREMIER INDEMNITY HOLDING COMPANY
3003 North Rocky Point Drive, Suite 200
Tampa, FL 33607

813-286-6194

Registration Number: 333-132482

Premier Indemnity Holding Company
3001 North Rocky Point Drive, Suite 200
Tampa, FL 33607
813-286-6194

November 13, 2007

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: Application for Withdrawal of Form SB-2 Registration Statement of Premier Indemnity Holding Company, file No. 333-132482

Ladies/Gentlemen:

In accordance with Rule 477 under the Securities Act of 1933, as amended, Premier Indemnity Holding Company (the (Company() hereby applies for withdrawal of its Registration Statement on Form SB-2 (as amended), together with all exhibits filed thereto, under File No. 333-132482 (collectively, the (Registration Statement().

No securities have been sold under the Registration Statement and the Company has concluded that continuing with the Registration Statement at this time is not in the best interests of the Company and its shareholders, primarily due to poor market conditions at this time.

Accordingly, the Company hereby applies for withdrawal of the Registration Statement. The Company also requests that, in accordance with Rule 457(p) of the Securities Act, all fees paid to the Securities and Exchange Commission in connection with the filing of the Registration Statement be credited for future use.

If you have any comments or questions regarding the foregoing, please contact the Company at its address and telephone number listed above, and all inquiries will be directed to the Company(s legal counsel for response.

Thank you.

Very truly yours,

PREMIER INDEMNITY HOLDING COMPANY

By: _______________________________

Stephen L. Rohde, President